Filed Pursuant to Rule 433
Registration Statement No. 333-206629-01

South Carolina Electric & Gas Company

FINAL TERM SHEET

Dated: June 8, 2016

$425,000,000 First Mortgage Bonds, 4.10% Series due June 15, 2046 (“2046 Bonds”)
$75,000,000 First Mortgage Bonds, 4.50% Series due June 1, 2064 (“2064 Bonds”)

Issuer:	South Carolina Electric & Gas Company

Security Type:	First Mortgage Bonds

Expected Ratings*:	Moody’s: A3 (negative outlook); S&P: A (stable outlook)

Trade Date:	June 8, 2016

Settlement Date:	June 13, 2016 (T+3)

	2046 Bonds	2064 Bonds

Principal Amount:	$425,000,000	$75,000,000 (Reopening of First Mortgage Bonds, 4.50% Series due June 1, 2064 which were previously issued on May 27, 2014), for a total principal amount outstanding of $375,000,000

Maturity Date:	June 15, 2046	June 1, 2064

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2016	June 1 and December 1, commencing December 1, 2016

Coupon (Interest Rate):	4.10%	4.50%

Benchmark Treasury:	2.500% due February 15, 2046	2.500% due February 15, 2046

Benchmark Treasury Yield:	2.512%	2.512%

Re-Offer Spread:	+160 basis points (1.60%)	+210 basis points (2.10%)

Re-Offer Yield:	4.112%	4.612%
Make-Whole Redemption Provision:	Prior to December 15, 2045, make-whole call at Adjusted Treasury Rate +25 basis points	Prior to December 1, 2063, make-whole call at Adjusted Treasury Rate +20 basis points

Par Redemption Provision:	On or after December 15, 2045	On or after December 1, 2063

Underwriting Discount:	0.875%	0.875%

Net Proceeds to Issuer (before expenses):	$420,405,750, plus accrued interest, if any, from, and including, the Settlement Date	$72,726,000, plus accrued interest from, and including, June 1, 2016 to, but excluding, the Settlement Date

Price to Public:	99.794%, plus accrued interest, if any, from, and including, the Settlement Date	97.843%, plus accrued interest from, and including, June 1, 2016 to, but excluding, the Settlement Date. The total amount of accrued interest on the 2064 Bonds on the Settlement Date will be $112,500

Denominations:	$1,000 x $1,000	$1,000 x $1,000

CUSIP:	837004 CK4	837004 CH1

Joint Book-Running Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
J.P. Morgan Securities LLC
Mitsubishi UFJ Securities (USA), Inc.
TD Securities (USA) LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Co-Managers:	U.S. Bancorp Investments, Inc.
Drexel Hamilton, LLC
FTN Financial Securities Corp.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BB&T Capital Markets, a division of BB&T Securities, LLC collect at 1-804-787-8221, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mitsubishi UFJ Securities (USA), Inc. toll free at 1-877-649-6848, TD Securities (USA) LLC toll free at 1-855-495-9846, UBS Securities LLC toll free at 1-888-827-7275 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.
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